Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity ALLIED GOLD LIMITED	
ABN 86 104 855 067	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	MARK VICTOR CARUSO
Date of last notice	9 December 2008

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	INDIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Zurich Bay Holdings Pty Ltd, an entity in which Mark Caruso has a relevant interest and is a director and Regional Management Pty Ltd an entity in which Mark Caruso has a relevant interest and is a director.
Date of change	4 May 2009
No. of securities held prior to change	7,435,193 Ordinary Fully Paid Shares 3,400,000 Unlisted Options exercisable at $0.45 on or before 31 December 2009. 4,750,000 Unlisted Options exercisable at $0.35 on or before 31 October 2011 vesting immediately. 2,250,000 Unlisted Options exercisable at $0.35 on or before 31 October 2011, vesting upon the 100,000th ounce of gold produced between 1 October 2008 and 31 December 2009. 3,000,000 Unlisted Options exercisable at $0.35 on or before 31 October 2011, vesting upon when the Company's Share price trades at greater than $0.70 for 5 consecutive trading days.
Class	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

Number acquired	150,000 Fully Paid Ordinary Shares
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$0.30 for Fully Paid Ordinary Shares
No. of securities held after change	7,585,193 Ordinary Fully Paid Shares 3,400,000 Unlisted Options exercisable at $0.45 on or before 31 December 2009. 4,750,000 Unlisted Options exercisable at $0.35 on or before 31 October 2011 vesting immediately. 2,250,000 Unlisted Options exercisable at $0.35 on or before 31 October 2011, vesting upon the 100,000th ounce of gold produced between 1 October 2008 and 31 December 2009. 3,000,000 Unlisted Options exercisable at $0.35 on or before 31 October 2011, vesting upon when the Company's Share price trades at greater than $0.70 for 5 consecutive trading days.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On Market Purchase for Fully Paid Shares

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder **(if issued securities)**	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.